

July 17, 2013

Via E-mail
Ernst J. Teunissen
Chief Financial Officer
Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

   Re: **Vistaprint N.V.**
       Form 10-K for the fiscal year ended June 30, 2012
       Filed August 15, 2012
       Form 10-Q for the quarter ended September 30, 2012
       Filed on October 26, 2012
       File No. 000-51539

Dear Mr. Teunissen:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ David R. Humphrey, for

          Linda Cvrkel
          Branch Chief